MDJM LTD

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Benjamin Holt

March 9, 2026

Re:	MDJM LTD
Registration Statement on Form F-3 (File No. 333-294010)
Filed March 4, 2026

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MDJM LTD hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 5:00 p.m. ET on March 11, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Siping Xu
Name: Siping Xu
Title: Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC